WES CONSULTING, INC.
2745 Bankers Industrial Drive
Atlanta, GA 30360
Telephone: (770) 246-6400

August 23, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek
Mail Stop 3030

RE:	Liberator, Inc.
Current Report on Form 8-K
Amended August 5, 2010
File No. 000-53514

Dear Mr. Kruczek:

Set forth below are the responses by WES Consulting, Inc. (“WES” or the “Company”), the surviving entity from a merger between Liberator, Inc. (“Liberator”) and WES effective October 19, 2009, to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated August 16, 2010.  We have reproduced the Staff’s comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Current Report on Form 8-K referenced above.

1.	Regarding your response to prior comment 2:

•	Please tell us the material purpose of sections 1.b and 3.b of the exhibit;

Response:  The current management of WES was not involved in the negotiations or execution of the Common Stock Purchase Agreement dated July 24, 2009 between Sanford H. Barber and Carol B. Barber, Belmont, and WES.  We understand, however, that the material purpose of sections 1.b and 3.b of such agreement was to cancel the free-trading shares held by Sanford Barber and Carol Barber and replace such shares with restricted shares as defined in Rule 144(a)(3).

Geoffrey Kruczek
Securities and Exchange Commission
August 23, 2010

•	Please confirm that the securities received by the Sellers from the Buyer were of the type defined in Rule 144(a)(3);

Response:  On December 30, 2009, Mr. Barber, one of the Sellers, received 150,000 shares of common stock, which shares are considered “restricted securities” as defined in Rule 144(a)(3).  This issuance and the issuance of 600,000 shares and cancellation of 750,000 shares described in the response immediately below this response occurred without the knowledge and authorization of the then-current WES management, who remain the current management.

•
Given the transfer mentioned sections 1.b and 3.b, please tell us how you concluded the disclosure in your Exchange Act filings is accurate. For example, we note that the Form 8-K you filed on February 2, 2010 and Form 10-Q you filed on February 22, 2010 indicates that the Buyer transferred to you all of the securities it acquired from the Sellers, rather than only a portion of those securities, and that you continued to hold that amount until the transaction with WES Consulting. We also note similar statements in your response 2 in your letter dated June 21, 2010;

Response:  The Buyer (“Belmont”) received 972,000 shares of common stock from the Seller from that purchase, which Liberator subsequently purchased from Belmont in September 2009.  Liberator held those shares at the time of the transaction with WES on October 19, 2009, and those 972,000 shares were cancelled on November 23, 2009.  Pursuant to the Common Stock Purchase Agreement dated September 2, 2009 between Belmont, Liberator, and WES, under which Liberator purchased the 972,000 shares from Belmont, WES was to issue 750,000 shares of common stock to Belmont at the closing of Liberator’s purchase and is to issue another 750,000 shares of common stock to Belmont on September 2, 2010.

The transfers mentioned in sections 1.b and 3.b of the Common Stock Purchase Agreement dated June 24, 2009 between Sanford Barber and Carol Barber, Belmont, and WES did not occur until December 30, 2009 and occurred without the knowledge and authorization of the then-current WES management, who remain the current management.  On December 30, 2009, the stock certificate representing the 750,000 shares owned by Belmont was cancelled, a new stock certificate for 600,000 shares was issued to Belmont, and a stock certificate representing 150,000 shares was issued to Sanford Barber.  We believe that the 150,000 shares were issued to Mr. Barber pursuant to sections 1.b and 3.b of the Common Stock Purchase Agreement dated July 24, 2009.

Geoffrey Kruczek
Securities and Exchange Commission
August 23, 2010

•	Tell us where and whether the Sellers and Buyer reported the transfer mentioned in sections 1.b and 3.b pursuant to Section 16 of the Exchange Act; and

Response:  As far as the Company is aware, the Sellers and Buyers did not report the transfer mentioned in those sections.  WES will disclose such failures to file those reports in its Annual Report on Form 10-K for the fiscal year ended June 30, 2010.

•
Refer to Exhibits 3, 5 and 7 to the agreement mentioned in your response to the last bullet. If the vote or consent of the shareholders of WES Consulting was actually solicited in connection with approving the transactions mentioned in those exhibits, then it is unclear why you believe the proxy and information statement rules do not apply regardless of whether the transaction could have been accomplished through only the action of the board of WES Consulting. Please expand your response accordingly.

Response:  WES acted upon approval of its Board of Directors. Shareholder vote for the actions approved by the Board of Directors is not required under Florida law or under WES’ bylaws.  Specifically, a vacancy on the Board may be filled by approval of a majority of the remaining members of the Board pursuant to Florida Statutes section 607.0809(1) and pursuant to WES’ bylaws. Even though a written consent of shareholders was obtained for the election of Louis Friedman to fill a vacancy on the Board and the other actions, WES did not act upon shareholder approval. It acted upon Board of Directors approval. The shareholder approval was completely superfluous to whether WES could or could not take such action.

Since WES never acted upon such shareholder approval an information statement was not required. Further, the failure to file an information statement did not prohibit the underlying action from being taken.

2.
We are unable to provide you any comfort regarding the accuracy of your analyses or conclusions in your responses to our comments, including in your response to prior comment 3 and related comments. We refer you to the acknowledgements that you include with your responses as mentioned at the end of this letter.

Response:  We acknowledge that you are unable to provide any comfort regarding those analyses and conclusions.  We refer you to our acknowledgments included at the end of this letter.

Geoffrey Kruczek
Securities and Exchange Commission
August 23, 2010

We issued 4,300,000 ..., page 17

3.
We note your revisions in response to prior comment 7. You disclose here that Mr. Friedman's Liberator Series A Preferred Stock "has since been exchanged." However, it appears from the preliminary information statement filed on November 25, 2009 by WES Consulting that such exchange has not yet occurred. Please reconcile.

Response:  The exchange has not yet occurred.  Although Mr. Friedman and WES have a verbal agreement that the shares will be exchanged, it has not been exchanged to date as WES has not filed a Certificate of Designation of Rights and Preferences for the Series A Convertible Preferred Stock, but Mr. Friedman’s Liberator Series A Preferred Stock will be exchanged as soon as the Certificate of Designation is filed.  We have amended our disclosures on page 17.

Certain Relationships, page 25

4.
We note your revisions in response to prior comment 6. With a view toward disclosure, please tell us how your reference here to "no transactions during the last fiscal year" is consistent with the time period mentioned in Instruction 2 to Item 404(d) of Regulation S-K.

Response:   We have amended the Form 8-K on page 25 to change the reference to “no transactions during the last two (2) fiscal years.”

Amended Annual Report on Form l0-K filed August 4, 2010

5.	We note the June 30, 2010 dates on the certifications filed as exhibits to your August 4, 2010 amendment. Please include current certifications with your amendments.

Response:   On August 19, 2010, we filed an amended Form 10-K to include current certifications as Exhibits 31.1, 31.2, 32.1, and 32.2.

*          *          *

Geoffrey Kruczek
Securities and Exchange Commission
August 23, 2010

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact our legal counsel at Richardson & Patel LLP, Attention: Peter Hogan or Jamie H. Kim at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

WES CONSULTING, INC.

/s/ Ronald P. Scott
Ronald P. Scott
Chief Financial Officer